SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 23/17

Copel Distribuição’s Grid Market grows 4.7% in the third quarter

This report analyzes the performance of Copel’s electricity market between July and September 2017, compared with the amounts recorded in the same period of 2016.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 4.7% in 3Q17, as shown in the following table:

The result was mainly due to the 5.6% increase in industrial consumption in the free market in 3Q17, as a result of the improvement in industrial production in the state of Paraná - growth of 3.2% in July and 8.8% in August, in comparison with the same months of 2016. The sectors that contributed most to the increase in energy consumption were: food manufacturing, pulp and papermaking and manufacturing of rubber and plastic.

Copel Distribuição

Captive Market

Copel Distribuição’s captive market energy sales totaled 4,729 GWh in the 3Q17, which represents a reduction of 10.6%. This result was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market.

The following table shows captive market trends by consumption segment:

Notice to the Market – IR 23/17

The residential segment consumed 1,734 GWh between July and September 2017, recording an increase of 3,5% in consumption, due to the 2.3% increase in the number of customers and the higher average monthly consumption (158 KWh in 3Q17 compared to 156 KWh in 3Q16). In 3Q17, the residential consumption was equivalent to 36.7% of the captive market, totaling 3,661,917 consumers.

The industrial segment in the captive market registered a fall of 43.7% in the 3Q17, totaling 773 GWh, mainly reflecting the migration of customers to the free market. Between October 2016 and September 2017, 268 customers left Copel Distribuição's industrial captive market (30 customers only in 3Q17), which would represent an average consumption of, approximately, 666 GWh in the quarter. Therefore, if the effects of customers migration were disregarded, this class would have grown by 4.7% in 3Q17. At the end of 3Q17, the industrial segment accounted for 16.4% of captive market consumption and had 76,717 consumers.

The commercial segment consumed 1,102 GWh in the 3Q17, a reduction of 5.0% compared to the same period of 2016. This performance was influenced by the migration of 224 customers to the free market between October 2016 and September 2017 (38 clients only in 3Q17), which corresponds to an approximate consumption of 120 GWh in the quarter. Excluding the impact of customer migration, this segment would have registered growth of 5.3% in 3Q17. At the end of this quarter, this segment represented 23.3% of the captive market with 387.686 consumers.

Rural segment recorded a 5,1% increase in consumption in the 3Q17, totaling 513 GWh. At the end of September 2017, this segment represented 10.8% of Copel's captive market with 355,748 consumers.

Other segments (government, public lighting, public services and own consumption) totaled 607 GWh consumed between July and September 2017, growth of 2.7%. Together, these classes were equivalent to 12.8% of the captive market with 57,338 consumers at the end of 3Q17.

Notice to the Market – IR 23/17

Copel’s Consolidated Market

Electricity Sales to Final Customers

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 0.8% between July and September 2017.

The table below breaks down energy sales by consumption segment:

Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 11,835 GWh in 3Q17, representing a increase of 5.4%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Notice to the Market – IR 23/17

Number of Customers / Agreements			Energy Sold (GWh)					
	Sep-17	Sep-16	Var. %	3Q17	3Q16	Var. %	9M17	9M16	Var. %
Copel DIS									
Captive Market	4,539,406	4,464,005	1.7	4,729	5,287	(10.6)	14,878	17,124	(13.1)
Concessionaries and Licensees	3	4	(25.0)	134	150	(10.7)	391	484	(19.2)
CCEE (MCP)	-	-	-	406	1,250	(67.5)	2,013	2,252	(10.6)
Total Copel DIS	**4,539,409**	**4,464,009**	**1.7**	**5,269**	**6,687**	**(21.2)**	**17,282**	**19,860**	**(13.0)**
Copel GeT									
CCEAR (Copel DIS)	1	1	-	21	38	(44.7)	63	116	(45.7)
CCEAR (other concessionaries)	29	39	(25.6)	206	793	(74.0)	620	2,676	(76.8)
Free Customers	54	27	100.0	1,314	965	36.2	3,632	2,778	30.7
Bilateral Agreements [1]	35	33	6.1	1,973	1,937	1.9	5,483	5,796	(5.4)
CCEE (MCP) [2]	-	-	-	1,623	512	217.0	3,348	1,395	140.0
Total Copel GeT	**119**	**100**	**19.0**	**5,137**	**4,245**	**21.0**	**13,146**	**12,761**	**3.0**
Wind Farms Complex									
CCEAR (other concessionaries)	112	112	-	211	212	-	627	630	(0.5)
CER	3	3	-	90	90	-	267	268	(0.4)
Total Wind Farm Complex	**115**	**115**	**-**	**301**	**302**	**-**	**894**	**898**	**(0.4)**
Copel Comercialização									
Free Customers	111	-	-	259	-	-	516	-	-
Bilateral Agreements	43	-	-	860	-	-	962	-	-
CCEE (MCP) [2]	-	-	-	9	-	-	10	-	-
Total Copel Comercialização	**154**	**-**	**-**	**1,128**	**-**	**-**	**1,488**	**-**	**-**
Total Copel Consolidated	**4,539,797**	**4,464,224**	**1.7**	**11,835**	**11,234**	**5.4**	**32,810**	**33,519**	**(2.1)**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, does not consider the impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Curitiba, October 24, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 24, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.